UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 04.032.433/0001-80
Company Registry ID (NIRE): 33300275410
Publicly-Held Company

NOTICE TO THE MARKET

Rio de Janeiro, January 27, 2011 – Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY) (“Company”), complementing the information disclosed in the Material Fact of January 25, 2011, hereby informs its shareholders that, pursuant to Article 137, paragraph 1 of Law 6404/76, if the Incorporation of shares of Mobitel S.A. (“Dedic”) by Contax (“Incorporation of Shares”) is approved by the shareholders’ meetings of these companies, dissenting shareholders of Contax will have the right to withdraw.

This right is ensured to dissenting shareholders of Contax registered as such at the close of trading on January 25, 2011, and remaining so registered until the effective date of exercising their withdrawal rights, whose deadline is 30 days as of the date of publication of the minutes of the shareholders’ meeting to deliberate on the Incorporation of Shares.

The amount of reimbursement for the exercise of withdrawal rights will depend on when the Incorporation of Shares is effectively approved by the shareholders’ meetings of the companies in question, given that it will be determined based on the value of the shareholders’ equity in the last balance sheet approved by a Contax shareholders’ meeting.

Further information on the Incorporation of Shares, including withdrawal rights and the reimbursement amount, will be disclosed at an opportune moment once the Material Fact envisaged by CVM Instruction 319/99 is published.

Rio de Janeiro, January 27, 2011

Contax Participações S/A
Michel Neves Sarkis
Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 27, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.